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EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	For the Years Ended December 31,
	2013		2012		2011		2010		2009
Excluding interest on deposits	16.46	x	22.87	x	1.43	x	(6.10	)x	3.23	x
Including interest on deposits	2.66	x	5.62	x	1.13	x	(0.41	)x	1.49	x
Net income (loss)	$45,376		$92,305		$(30,330)		$(34,758)		$20,124
Income tax (benefit) provision	22,281		(4,333)		33,625		(33,790)		10,686

Income (loss) before income taxes	67,657		87,972		3,295		(68,548)		30,810
Cumulative effect of change in accounting principles	—		—		—		—		—

Adjusted income (loss) before income taxes	$67,657		$87,972		$3,295		$(68,548)		$30,810
Earnings before income taxes and fixed charges including interest on deposits	$81,066		$107,015		$29,542		$(22,218)		$93,321

Earnings before income taxes and fixed charges excluding interest on deposits	$69,098		$91,994		$11,001		$(59,314)		$44,631

Interest on deposits	$11,968		$15,021		$18,541		$37,096		$48,690
Interest on other borrowings	1,441		2,034		4,048		5,608		10,201
Preferred stock dividends	—		1,988		3,658		3,626		3,620

Total fixed charges and Preferred Stock dividends, including interest on deposits	$13,409		$19,043		$26,247		$46,330		$62,511

Total fixed charges and Preferred Stock dividends, excluding interest on deposits	$1,441		$4,022		$7,706		$9,234		$13,821

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  EXHIBIT 12.1
Ratio of Earnings to Fixed Charges (Dollars in Thousands)